UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant's name)

c/o Beijing REIT Technology Development Co., Ltd.

Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 22, 2020, ReTo Eco-Solutions, Inc. (the “Company”) entered into new employment agreements with its executive officers, Hengfang Li, Guangfeng Dai, Zhizhong Hu and Degang Hou. Upon entry into the new employment agreements, the prior employment agreements that were entered into in October 2018 with Hengfang Li, Guangfeng Dai and Zhizhong Hu were mutually terminated.

Employment Agreement of Hengfang Li

The Company entered into an employment agreement with Mr. Li on January 22, 2020, providing for Mr. Li to serve as the Company’s Chairman and CEO (the “Li Employment Agreement”). Pursuant to the terms of the Li Employment Agreement, Mr. Li is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 800,000 (approximately $117,000). The Li Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Li is entitled to receive an aggregate of 450,000 common shares, $0.001 par value per share (the “Common Shares”) of the Company in accordance with the terms of its 2018 Share Inventive Share Plan (the “2018 Plan”). The 450,000 Common Shares will be issued as follows: (1) in the event Mr. Li is still employed by the Company, on February 15, 2020, the Company will issue 225,000 Common Shares to Mr. Li; and (2) the remaining 225,000 Common Shares will be issued on January 15, 2021, in the event Mr. Li is still an employee of the Company on that date.

Additionally, the Li Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment.

The foregoing description of the Li Employment Agreement is qualified in its entirety by reference to the Li Employment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Employment Agreement of Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on January 22, 2020 providing for Mr. Dai to serve as the Company’s President (the “Dai Employment Agreement”). Pursuant to the terms of the Dai Employment Agreement, Mr. Dai is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 750,000 (approximately $109,000). The Dai Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Dai is entitled to receive an aggregate of 300,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 300,000 Common Shares will be issued as follows: (1) in the event Mr. Dai is still employed by the Company, on February 15, 2020 the Company will issue 150,000 Common Shares to Mr. Dai; and (2) the remaining 150,000 Common Shares will be issued on January 15, 2021, in the event Mr. Dai is still an employee of the Company on that date.

Additionally, the Dai Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Dai is required to keep trade secrets confidential during the course of his employment.

The foregoing description of the Dai Employment Agreement is qualified in its entirety by reference to the Dai Employment Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Employment Agreement of Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on January 22, 2020, providing for Mr. Hu to serve as the Company’s Chief Technology Officer (the “Hu Employment Agreement”). Pursuant to the terms of the Hu Employment Agreement, Mr. Hu is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 700,000 (approximately $102,000). The Hu Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Hu is entitled to receive an aggregate of 250,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 250,000 Common Shares will be issued as follows: (1) in the event Mr. Hu is still employed by the Company, on February 15, 2020, the Company will issue 125,000 Common Shares to Mr. Hu; and (2) the remaining 125,000 Common Shares will be issued on January 15, 2021, in the event Mr. Hu is still an employee of the Company on that date.

Additionally, the Hu Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hu is required to keep trade secrets confidential during the course of his employment.

The foregoing description of the Hu Employment Agreement is qualified in its entirety by reference to the Hu Employment Agreement, a copy of which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Employment Agreement of Degang Hou

The Company entered into an employment agreement with Mr. Hou on January 22, 2020 providing for Mr. Hou to serve as the Company’s Chief Internal Control Officer (the “Hou Employment Agreement”). Pursuant to the terms of the Hou Employment Agreement, Mr. Hou is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 700,000 (approximately $102,000). The Hou Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Hou is entitled to receive an aggregate of 250,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 250,000 Common Shares will be issued as follows: (1) in the event Mr. Hou is still employed by the Company, on February 15, 2020, the Company will issue 125,000 Common Shares to Mr. Hou; and (2) the remaining 125,000 Common Shares will be issued on January 15, 2021, in the event Mr. Hou is still an employee of the Company on that date.

Additionally, the Hou Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hou is required to keep trade secrets confidential during the course of his employment.

The foregoing description of the Hou Employment Agreement is qualified in its entirety by reference to the Hou Employment Agreement, a copy of which is attached hereto as Exhibit 10.4 and incorporated herein by reference.

The foregoing description of the employment agreements are qualified in their entirety by reference to the Hengfang Li, Guangfeng Dai, Zhizhong Hu and Degang Hou employment agreements, copies of which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4 respectively and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Hengfang Li Employment Agreement

10.2	Guangfeng Dai Employment Agreement

10.3	Zhizhong Hu Employment Agreement

10.4	Degang Hou Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: January 24, 2020

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